OSHKOSH CORPORATION
ISO 9001 CERTIFIED

2307 OREGON STREET

POST OFFICE BOX 2566

OSHKOSH, WISCONSIN 54903-2566

920-235-9151

VIA EDGAR

March 11, 2013

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Re:                             Oshkosh Corporation

Form 10-K for the Fiscal Year Ended September 30, 2012 (the “Form 10-K”)

Commission File No. 1-31371

Dear Mr. Shenk:

On February 5, 2013, the Company received a comment letter from the SEC staff with respect to the above-referenced filing. Following our response dated February 15, 2013, you provided the Company with the following additional comments in a letter dated March 1, 2013. For your ease of review, we have repeated your comments in their entirety in this letter, along with our responses.

Form 10-K for Fiscal Year Ended September 30, 2012

Management’s Discussion and Analysis

Results of Operations

Consolidated Cost of Sales — Three Years Ended September 30, 2012, page 38

SEC Staff Comment

1.              We note your response to prior comment 1. The response references the expanded discussion on adverse changes in product mix in the analysis of defense segment operating income on page 39, noting that “FMTV program margins were significantly below the company’s historical margin levels of most other programs in the defense segment …” Although we believe that your statement in regard to the FMTV program margins is useful information, it is not clear how (i)

this is an expanded discussion of adverse product mix, (ii) it correlates to the adverse product mix that had the effect of increasing cost of sales as a percentage of sales in fiscal 2012 as indicated on page 38 and (iii) your existing disclosure would be considered to be repetitive. Please advise.

Company Response

The Company advises the staff that in future filings, to the extent relevant for the period in question, it will expand disclosure of the factors impacting costs of sales to include language similar to the following:

“Consolidated cost of sales was $7.19 billion, or 87.9% of sales, in fiscal 2012 compared to $6.49 billion, or 85.8% of sales, in fiscal 2011. The 210 basis point increase in cost of sales as a percentage of sales in fiscal 2012 was primarily due to adverse product mix in the defense segment, largely as a result of the shift in mix of unit sales volume from M-ATVs and FHTVs, which have higher margins and lower relative cost of sales, to FMTVs, which have lower-margins and higher relative cost of sales (290 basis points), and material cost increases (110 basis points), offset in part by the realization of price increases (130 basis points) and higher absorption of fixed costs associated with higher sales (100 basis points).”

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 90

SEC Staff Comment

2.              We appreciate your detailed response to our prior comment 7. It appears that some of the effects of the valuation allowance in the tax rate reconciliation table are reported gross in the “valuation allowance” line, some effects are netted in other line items, and some effects are not included at all because the effect is fully offset by the associated deferred income tax asset item. Please advise whether consistency in your reporting would enable investors to better understand the effects of the valuation allowance on your effective rate. For example, consider whether aggregating all of the effects of the valuation allowance in the “valuation allowance” line would be more meaningful, or if the explanation accompanying the rate reconciliation table could be expanded consistent with your response, as appropriate, if your present reporting is continued. As an example in regard to the point on expanded explanation, if you continue to not include in the reconciliation table the effects of the valuation allowance that have been fully offset by the associated deferred income tax asset item, a statement to this effect along with related quantifications of both the valuation allowance and deferred income tax assets item may help investors understand the respective gross changes in each consistent with other amounts reported for these items (e.g., changes in the amount of net operating losses available and balance of the valuation allowance).

Company Response

Although aggregating all items impacting the valuation allowance and reporting these amounts on one line in the effective income tax rate reconciliation table could potentially improve investor understanding of the impact of changes in the valuation allowance on the effective income tax rate, the Company believes this approach could be distractive to understanding drivers impacting the Company’s effective income tax rate. Therefore, to better enable investors to understand the changes in the valuation allowance and the impact of these changes on the Company’s effective income tax rate, the Company confirms that in future filings it will expand disclosure of the valuation allowance changes and corresponding impacts on the effective income tax rate. The Company will add disclosure below the first paragraph following the effective rate reconciliation table similar to the following:

“Gross increases in deferred tax assets related to foreign net operating losses resulting from changes in prior year filing positions of $18.7 million (6.5% of pre-tax income) and capital loss carryforwards of $11.9 million (4.2% of pre-tax income) generally resulting from a 2012 income tax audit were fully offset by increases in related valuation allowance aggregating $30.6 million (10.7% of pre-tax income). As these changes had no net impact on the Company’s effective tax rate, they were not separately detailed in the Company’s effective rate reconciliation table.

In addition to the $7.0 million decrease, or 2.5% of pre-tax income, in valuation allowance due to fiscal 2012 income and utilization of related foreign net operating losses, as reflected in the effective rate reconciliation table above, other decreases in the valuation allowance during fiscal 2012, as reflected in the effective tax rate reconciliation table, consisted of the following: utilization of state net operating losses with an impact of $1.7 million, or 0.6% of pre-tax income (included in State income taxes, net); a decrease in valuation allowance related to a foreign income tax audit of $2.0 million, or 0.7% of pre-tax income (included in Tax audit settlements); and decreases in valuation allowance related to changes in previous filing positions of $3.3 million, or 1.2% of pre-tax income (included in Other, net). Currency translation further reduced the valuation allowance during fiscal 2012 by approximately $1.1 million without impact on the fiscal 2012 effective tax rate reconciliation table.”

*              *              *              *              *

We will provide enhanced disclosures consistent with our responses to your comments in future filings beginning with our next Quarterly Report on Form 10-Q. Should you like to discuss any of our responses, please call me at (920) 233-9204 or Thomas J. Polnaszek, Senior Vice President, Finance and Controller, at (920) 233-9576.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David M. Sagehorn

David M. Sagehorn
Executive Vice President and
Chief Financial Officer
Oshkosh Corporation

cc:           Mr. Thomas J. Polnaszek, Senior Vice President, Finance and Controller, Oshkosh Corporation